Exhibit 5.1

[Letterhead of Pringle & Herigstad]

June 2, 2009

Investors Real Estate Trust
3015 16th Street SW, Suite 100
Minot, North Dakota  58701

Ladies and Gentlemen:

In connection with the issuance by Investors Real Estate Trust, a North Dakota real estate investment trust (the “Company”), of up to 3,450,000 common shares of beneficial interest, no par value per share, of the Company (the “Shares”) pursuant to (a) the Company’s Registration Statement on Form S-3 (Registration No. 333-153715) (the “Registration Statement”), which was filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and (b) the related prospectus as supplemented by the prospectus supplement relating to the sale of the Shares dated June 2, 2009 (as so supplemented, the “Prospectus”), as filed by the Company with the Commission pursuant to Rule 424(b) under the Act, certain legal matters with respect to the Shares are being passed upon for you by us. At your request, this opinion is being furnished to you for filing as Exhibit 5.1 to the Company’s Current Report on Form 8-K to be filed with the Commission on the date hereof (the “Form 8-K”). The Shares are being offered, issued and sold pursuant to an Underwriting Agreement dated June 2, 2009 (the “Underwriting Agreement”) between the Company, IRET Properties and Robert W. Baird & Co. Incorporated (“Baird”), as representative of the several underwriters named therein.

In our capacity as your counsel in the connection referred to above, we have examined and relied upon the originals or copies of such records, agreements, documents and other instruments and have made such inquiries of such officers and representatives of the Company as we have deemed relevant and necessary as the basis for the opinions set forth herein. In such examination, we have assumed, without independent verification, the genuineness of all signatures (whether original or photostatic), the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies. We have assumed, without independent verification, the accuracy of the relevant facts stated therein.

On the basis of the foregoing, and subject to the assumptions, limitations and qualifications hereinafter set forth, we are of the opinion that the Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued and delivered by the Company as contemplated by the Registration Statement and the Prospectus, against payment of the purchase price therefore in accordance with the Underwriting Agreement, will be validly issued, fully paid and nonassessable.

The opinions set forth above are limited in all respects to matters of the laws of the State of North Dakota and applicable federal law. We hereby consent to the filing of this opinion of counsel as Exhibit 5.1 to the Form 8-K. We also consent to the reference to our Firm under the heading “Legal Matters” in the Prospectus. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

PRINGLE & HERIGSTAD P.C.

By: /s/ David Hogue
David Hogue